Huntsman Corporation (HUN)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Huntsman Shareholder since 2015

Please vote for Shareholder Proposal 4 to Improve the Shareholder Right to Call a Special Shareholder Meeting

Management failed to disclose next to this proposal that currently all shares not held for one continuous year are excluded from calling for a special shareholder meeting. Shareholders might regard this material omission as a reason not to trust other management ballot recommendations.

Such a one-year waiting period cuts the shareholder right to call a special meeting off at the knees. A special shareholder meeting implies urgency and forcing shareholders to sit on their shares for a year is the opposite of urgency.

Please vote for Shareholder Proposal 4 – Special Shareholder Meeting Improvement – End the One-Year Waiting Period

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.